Aralez Pharmaceuticals Inc.

7100 West Credit Avenue

Suite 101, Mississauga,

Ontario, Canada L5N 0E4

March 24, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Aralez Pharmaceuticals Inc.

Form RW Request for Resale Registration Statement on Form S-1 on Form S-3, as amended by Post-Effective Amendment No. 1 (File No. 333-208821)

Ladies and Gentlemen:

Based on our counsel’s discussion with the Staff of the United States Securities and Exchange Commission, we confirm that all of the securities covered under the re-sale Registration Statement on Form S-1 on Form S-3, as amended by Post-Effective Amendment No. 1 (File No. 333-208821), as originally filed with the Commission on December 31, 2015 (the “Resale Registration Statement”), have all been previously distributed and sold under the Resale Registration Statement by QLT Inc., the selling shareholder named therein.  As such, we confirm the Resale Registration Statement will no longer be used and our Form RW is withdrawn.

Very truly yours,

/s/ Eric L. Trachtenberg

Eric L. Trachtenberg
General Counsel, Chief Compliance Officer and Corporate Secretary

cc:                                Adam M. Turteltaub, Esq., Willkie Farr & Gallagher LLP

Russell L. Leaf, Esq., Willkie Farr & Gallagher LLP

Sean M. Ewen, Esq., Willkie Farr & Gallagher LLP